UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2021).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    November 27, 2020

November 27, 2020

Sumitomo Mitsui Financial Group, Inc.

Corrections to the Consolidated Financial Results for the Six Months ended September 30, 2020

<Under Japanese GAAP>

TOKYO, November 27, 2020 — Sumitomo Mitsui Financial Group, Inc. announced today the following corrections to its “Consolidated Financial Results for the Six Months ended September 30, 2020” (under Japanese GAAP) disclosed on November 13, 2020. (Corrected items are underlined)

I. Reason for the corrections

The corrections were made because errors were found in Consolidated Financial Results (Summary) as of September 30, 2020.

II. Corrected Sections

Summary (Page 1)

1. Consolidated financial results (for the six months ended September 30, 2020)

(1) Operating results

(Before correction)

	Earnings per share	Earnings per share (Diluted)
Six months ended September 30, 2020	¥ 197.17	¥ 197.08
Six months ended September 30, 2019	312.84	312.64

(After correction)

	Earnings per share	Earnings per share (Diluted)
Six months ended September 30, 2020	¥ 197.18	¥ 197.08
Six months ended September 30, 2019	312.84	312.64

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2021)

(Before correction)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2021	¥ 400,000	(43.2)%	¥ 291.87

(After correction)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2021	¥ 400,000	(43.2)%	¥ 291.88

Summary (Page 2)

* Notes

(3) Number of shares issued (common stock)

(Before correction)

As of September 30, 2020
(a) Number of shares issued (including treasury stocks)	1,374,040,061 shares
(b) Number of treasury stocks	3,570,796 shares
Six months ended September 30, 2020
(c) Average number of shares issued in the period	1,370,017,393 shares

(After correction)

As of September 30, 2020
(a) Number of shares issued (including treasury stocks)	1,374,040,061 shares
(b) Number of treasury stocks	3,609,749 shares
Six months ended September 30, 2020
(c) Average number of shares issued in the period	1,369,997,916 shares